EXHIBIT 12.2
PACIFIC GAS AND ELECTRIC COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Three Months
	Ended
	March 31,	Year Ended December 31,
	2013	2012	2011	2010	2009	2008
Earnings:
Net income	$237	$811	$845	$1,121	$1,250	$1,199
Income taxes provision	121	298	480	574	482	488
Fixed charges	227	891	880	799	817	860
Total earnings	$585	$2,000	$2,205	$2,494	$2,549	$2,547
Fixed charges:
Interest on short-term borrowings and long-term debt, net	$212	$834	$824	$731	$754	$794
Interest on capital leases	2	9	16	18	19	22
AFUDC debt	13	48	40	50	44	44
Total fixed charges	$227	$891	$880	$799	$817	$860
Preferred stock dividends:
Tax deductible dividends	$2	$9	$9	$9	$9	$9
Pre-tax earnings required to cover non-tax deductible preferred stock dividend requirements	2	7	8	7	7	7
Total preferred stock dividends	$4	$16	$17	$16	$16	$16
Total combined fixed charges and preferred stock dividends	$231	$907	$897	$815	$833	$876
Ratios of earnings to combined fixed charges and preferred stock dividends	2.53	2.21	2.46	3.06	3.06	2.91

Note:
For the purpose of computing Pacific Gas and Electric Company’s ratios of earnings to combined fixed charges and preferred stock dividends, “earnings” represent net income adjusted for the income or loss from equity investees of less than 100% owned affiliates, equity in undistributed income or losses of less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest).  “Fixed charges” include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover the preferred stock dividend requirements. “Preferred stock dividends” represent tax deductible dividends and pre-tax earnings that are required to pay the dividends on outstanding preferred securities.  Fixed charges exclude interest on tax liabilities.